SUNRISE TOURS, INC.

Holderbuschweg, 46

Stuttgart, Germany 70563

Tel. +49 71112890992

Email:  sunrisetoursinc@gmail.com

December 30, 2014

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Mr. Jeff Kauten, and Mr. Matthew Crispino

Re: Sunrise Tours, Inc.

Amendment No. 2 to Registration Statement on Form S-1,

Filed on December 15, 2014

Filing No. 333-199210

Dear Mr. Jeff Kauten, and Mr. Matthew Crispino:

Further to your letter dated December 29, 2014, concerning the deficiencies in Amendment No.2 to Registration Statement on Form S-1 filed on December 15, 2014, we provide the following responses:

General

1. We note your response to prior comment 1 and reissue the comment as we continue to believe that you are a shell company as defined in Rule 405. We consider the $2,000 of revenue you have generated through two prepaid service contracts to be nominal operations and we consider your assets, including the camera you purchased, to be nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Response:  We have disclosed that we are a shell company on our prospectus cover page and added a risk factor that highlights the consequences of shell company status. We have also discussed the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. In addition, we have describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Please direct any further comments or questions you may have to the company at sunrisetoursinc@gmail.com.

Thank you.

/S/ Alexander Karpetskiy

Alexander Karpetskiy, President